Exhibit 99.1

News

FOR IMMEDIATE RELEASE

Bank of Montreal Announces Conversion Privilege of

$200,000,000 Non-Cumulative 5-year Rate Reset Class B

Preferred Shares, Series 33 (NVCC)

TORONTO, June 29, 2020 – Bank of Montreal (the “Bank”) (TSX:BMO)(NYSE:BMO) today announced that it does not intend to exercise its right to redeem the currently outstanding Non-Cumulative 5-Year Rate Reset Class B Preferred Shares, Series 33 (Non-Viability Contingent Capital (NVCC)) of the Bank (the “Preferred Shares Series 33”) on August 25, 2020. As a result, subject to certain conditions, the holders of Preferred Shares Series 33 have the right, at their option, to convert all or part of their Preferred Shares Series 33 on a one-for-one basis into Non-Cumulative Floating Rate Class B Preferred Shares, Series 34 (Non-Viability Contingent Capital (NVCC)) of the Bank (the “Preferred Shares Series 34”) on August 25, 2020. Holders who do not exercise their right to convert their Preferred Shares Series 33 into Preferred Shares Series 34 on such date will retain their Preferred Shares Series 33, unless automatically converted in accordance with the conditions below.

The foregoing conversions are subject to the conditions that: (i) if, after August 10, 2020, the Bank determines that there would be less than 1,000,000 Preferred Shares Series 33 outstanding on August 25, 2020, then all remaining Preferred Shares Series 33 will automatically be converted into an equal number of Preferred Shares Series 34 on August 25, 2020; and (ii) alternatively, if the Bank determines that there would be less than 1,000,000 Preferred Shares Series 34 outstanding on August 25, 2020, no Preferred Shares Series 33 will be converted into Preferred Shares Series 34. In either case, the Bank will give written notice to that effect to any registered holders of Preferred Shares Series 33 affected by the preceding minimums on or before August 14, 2020.

The dividend rate applicable to the Preferred Shares Series 33 for the 5-year period commencing on August 25, 2020, and ending on August 24, 2025, and the dividend rate applicable to the Preferred Shares Series 34 for the 3-month period commencing on August 25, 2020, and ending on November 24, 2020, will be determined and announced by way of a news release on July 27, 2020. This date is the first business day following the dividend rate calculation date of July 26, 2020, established in the Preferred Shares Series 33 prospectus, which falls on a Sunday. The Bank will also give written notice of these dividend rates to the registered holders of Preferred Shares Series 33.

Beneficial owners of Preferred Shares Series 33 who, on or after July 27, 2020, wish to exercise their right of conversion should instruct their broker or other nominee to exercise such right before 5:00 p.m. (EDT) on August 10, 2020.

Conversion inquiries should be directed to BMO’s Registrar and Transfer Agent, Computershare Trust Company of Canada, at 1-800-340-5021.

About BMO Financial Group

Serving customers for 200 years and counting, BMO is a highly diversified financial services provider – the 8th largest bank, by assets, in North America. With total assets of $987 billion as of April 30, 2020, and a team of diverse and highly engaged employees, BMO provides a broad range of personal and commercial banking, wealth management and investment banking products and services to more than 12 million customers and conducts business through three operating groups: Personal and Commercial Banking, BMO Wealth Management and BMO Capital Markets.

For News Media Inquiries:

Paul Gammal, Toronto, paul.gammal@bmo.com, (416) 867-3996

For Investor Relations Inquiries:

Bill Anderson, Toronto, bill2.anderson@bmo.com, (416) 867-7834

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